Matrix Advisors Value Fund, Inc.
10 Bank Street, Suite 590
White Plains, NY 10606

March 14, 2023

VIA EDGAR TRANSMISSION
Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re: Matrix Advisors Value Fund, Inc. (the “Fund”) (File Nos. 002-84222 and 811-03758)
Dear Ms. Hamilton:
Below please find the comments that the Fund received from you on March 10, 2023 with respect to the review of the Fund’s annual report (the “Report”) and other filings for the fiscal year ended June 30, 2022. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1:  Item 4(b) of the certification submitted with the Report, pursuant to Item 13 of Form N-CSR, states that the Fund has disclosed (emphasis added) “any change in the registrant’s internal control over financial reporting that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” However, Item 13 of Form N-CSR requires that such certification apply to the entire period covered by the report, not just the second fiscal quarter of the period. Accordingly, please file an amended N-CSR for the Report with a correct certification included, per the requirements of Item 13 of Form N-CSR.

Response:  The Fund responds by confirming that it will file an amended Form N-CSR with a correct certification included in accordance with the staff’s comment.

Comment 2:  Item 11(b) of the Report states that (emphasis added) “(t)here were no changes in the Registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.” However, Item 11(b) of Form N-CSR requires that such disclosure apply to the entire period covered by the Report, not just the second fiscal quarter of the period. Accordingly, please correct this statement in the amended Form N-CSR referenced in comment 1 above and please also supplementally confirm that there were no changes in the Fund’s internal controls over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940, as amended (the "Act")) that occurred during period covered by the Report that materially affected, or is reasonably likely to materially affect, the Fund's internal control over financial reporting.
Response:  The Fund responds by confirming that it will file an amended Form N-CSR in accordance with the Staff’s comment. In addition, the Fund responds supplementally by stating that there were no changes in the Fund’s internal controls over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during period covered by the Report that has materially affected, or is reasonably likely to materially affect, the Fund's internal control over financial reporting.
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If you have any questions regarding the above responses, please do not hesitate to contact John Hadermayer at (414) 721.8328 or john.hadermayer@usbank.com.

Sincerely,

/s/ David A. Katz
David A. Katz
President
Matrix Advisors Value Fund, Inc.